Exhibit 21.1

Interpharm Holdings, Inc.
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Percentage
Interpharm, Inc.	New York	100%
Micro Computer Store, Inc.	New York	100%
Innovative Business Micros, Inc.	New York	100%
Logix Solutions, Inc.	Colorado	90%
Saturn Chemical, LLC	New York	100%
Interpharm Realty, LLC	New York	100%